Brent D. Fassett
(720) 566-4025
fassettbd@cooley.com

June 20, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler

Re:	Alexza Pharmaceuticals, Inc.
Amendment No. 1 to the Registration Statement on Form S-3
(File No. 333-141724)
Ladies and Gentlemen:
On behalf of Alexza Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3, File No. 333-141724 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2007.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 12, 2007, with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Amendment.
Selling Stockholder, Page 19
1.	Please expand the discussion to provide additional information concerning the funding agreement including its material terms, the price paid for the warrant, the exercise price of the warrant, and any other material terms. We may have additional comments.
In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the prospectus.
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380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

June 20, 2007
Page Two
Please do not hesitate to call me at (720) 566-4025 or Paul E. Gross at (720) 566-4056 if you have any questions or would like additional information regarding this matter.

Sincerely,
/s/ Brent D. Fassett

Brent D. Fassett

Enclosure

cc:	Mr. John L. Krug (Securities and Exchange Commission) w/o enclosure
Thomas B. King (Alexza Pharmaceuticals, Inc.) w/o enclosure
August Moretti (Alexza Pharmaceuticals, Inc.) w/o enclosure
James C. T. Linfield, Esq. (Cooley Godward Kronish LLP) w/o enclosure
Paul E. Gross, Esq. (Cooley Godward Kronish LLP) w/o enclosure
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM